NANOFLEX POWER CORPORATION
17207 N. Perimeter Drive, Suite 210
Scottsdale, Arizona 85255

March 17, 2014

BY EDGAR
Ms. Pamela Long, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:          NanoFlex Power Corporation (the “Company” or “NanoFlex”)
Registration Statement on Form S-1 Filed February 11, 2014 (the “S-1”)
File No. 333-193878

Dear Ms. Long:

Reference is made to your comment letter, dated March 10, 2014, to the Company, relating to the subject filings (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by the Company’s responses thereto:

Comment #1:

General

1.	Please provide updated financial statements and related disclosures to the extent required by Rule 8-08 of Regulation S-X.

Response:
We will revise the S-1 accordingly.

Comment #2:

2.	Please file an XBRL exhibit once you have included a price.

Response:
We will revise the S-1 accordingly.

Comment #3:

Registration Statement Cover Page

3.	We note file number 333-187308 on the front cover page of the registration statement. Please revise to include the correct file number on the front cover page of the registration statement.

Response:
We will revise the S-1 accordingly.

Comment #4:

Resale Prospectus General

4.
Since it appears that you are not eligible to do an at the market offering on a primary basis pursuant to Rule 415(a)(4), please revise your disclosure throughout your registration statement to include a fixed price for the duration of the offering. Also, we note disclosure on page 20 that the selling stockholders “may be deemed to be underwriters”. Please revise your disclosure to name the selling stockholders as underwriters. Please refer to Securities Act Rules Question 612.15 of the Compliance and Disclosure Interpretations for further guidance.

Response:
First, we would like to confirm if the reference of Securities Act Rules Question 612.15 of the Compliance and Disclosures Interpretations was intended for Comment #7.

Second, the registration statement on Form S-1 contains the Resale Prospectus for the resale of shares of NanoFlex by a total of 63 selling stockholders. The selling stockholders acquired the shares of NanoFlex as a result of the conversion of their convertible notes of Global Photonic Energy Corporation (“GPEC”) in the share exchange transaction among NanoFlex and GPEC in September 2013. The respective amount of shares to be resold by each selling stockholder consists of approximately 1% of the total outstanding shares of NanoFlex (with the exception of one selling stockholder intending to resell approximately 2.48% of the total outstanding shares of NanoFlex). None of such selling stockholders are affiliates of the Company or have any control over the Company. All decisions concerning the resale of the shares will be made by such selling stockholders, in their sole discretion and NanoFlex is unaware of any arrangements or agreement between or among them with respect to selling the shares and there is no agreement with NanoFlex regarding the resale of the shares or manner of sale or timing of sales. Therefore, we believe the resale by the selling stockholders is within Rule 415(a)(1)(i). We will revise the S-1 by deleting the statement regarding the selling stockholders “may be deemed to be underwriters.”

Comment #5:

Selling Security Holders, page 10

5.
Please disclose in this section, the nature of any position, office, or other material relationship which the selling security holders have had within the past three years with the company or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

Response:
We will revise the S-1 accordingly.

Comment #6:

Resale Prospectus Executive Compensation, page 40
Summary Compensation Table, page 40
Distribution Prospectus – Executive Compensation, page 35
Summary Compensation Table, page 35

6.	Please revise to include executive compensation information for the last two fiscal years including information for the year ended December 31, 2013. See Item 402(n)(1) of Regulation S-K.

Response:
We will revise the S-1 accordingly.

Comment #7:

Distribution Prospectus
General

7.
Since it appears that you are not eligible to do an at the market offering on a primary basis pursuant to Rule 415(a)(4), please revise your disclosure throughout your registration statement to include a fixed price for the duration of the offering. Also, please revise your disclosure to name Nanoflex Power Corporation and its shareholders as underwriters.

Response:
We do not believe Securities Act Rules Question 612.15 of the Compliance and Disclosure Interpretation (“CD&I 612.15’) is applicable to the distribution of shares by GPEC Holdings Inc. (“GPEC Holdings”) of NanoFlex common stock to GPEC Holdings' shareholders (the “Distribution”), because the scenario described in CD&I 612.15 does not address a liquidating distribution where the distributing parent company will be liquidated immediately after the distribution of a subsidiary’s securities to its shareholders on a pro rata basis.

Section 2(3) of the Securities Act of 1933, as amended (the “Securities Act”) defines "sale" as a disposition for "value."

In the SEC's no action letter to Jaymark, Inc. (“Jaymark”) in July 2000 with respect to a liquidating distribution of Jaymark’s principal assets, approximately 62% of the shares of JNI Corporation (“JNI”) to Jaymark’s shareholders on a pro rata basis, the SEC recognized that no offer or sale is involved when a reorganizing transaction involves no meaningful change in the nature or amount of the securities in which the shareholders have invested. These conclusions are based on the facts that where there is no meaningful change in the underlying beneficial ownership of securities, no new investment decision, and no meaningful change in those bearing the economic risk of the securities, there is no essential "value" element for finding a sale.

SEC's no action letter to Triad Guaranty, Inc. in August 2005 provides that the distribution of shares of Triad Guaranty, Inc. (“Triad”) to shareholders of Collateral Investment Corp., Triad’s parent company on a pro rata basis, which would be followed by a completion of distribution of CIC, does not involve a "sale" within the meaning of Section 2(a)(3) of the Securities Act. Where there is no disposition for value, as in the case of a liquidating distribution to shareholders who merely receive in liquidation that which they already own as a part of the reorganization and the distributing entity receives no value in making the distribution, no "sale" will be found.

The other similar precedent is the no action letter issued by the SEC to TB&C BancShares, Inc. in July 2001.

Similar to Jaymark’s distribution of JNI’s shares, the Distribution by GPEC Holdings of its principal assets, namely, the NanoFlex common stock to its shareholders on a pro rata basis is part of the reorganization and will be followed by an immediate liquidation and dissolution of GPEC Holdings. Such intention is disclosed on Page 11 of the Distribution Prospectus under the section “Questions and Answers About the Company and the Distribution.” As in Jaymark, although shareholders of GPEC Holdings voted on the Distribution, it did not involve any new investment decision. There is also no meaningful change in the nature or amount of the securities that shareholders of GPEC Holdings have invested, because the mere change would be the form of ownership which will be changed from indirect to direct after the Distribution. Shareholders of GPEC Holdings will collectively and directly own the same percentage in NanoFlex as GPEC Holdings did prior to the Distribution. Similar to Jaymark’s distribution, the nature of the distributing parent company’s shareholders’ economic interest will be the same after the Distribution as it was before.

Therefore we believe that the Distribution does not involve a “sale” within the meaning of Section 2(a)(3) of the Securities Act. The reason for NanoFlex to file the registration statement for the Distribution is to enable shareholders of GPEC Holdings to receive shares of NanoFlex common stock without restrictions under the Securities Act.

In addition, with over 500 shareholders in GPEC Holdings, it is unlikely that every single one of these shareholders is an underwriter and with a view to distribute.  We have also previously had a conference with SEC staff, seeking for guidance on who would be named as "underwriters" in NanoFlex's registration statement. The SEC staff advised that we would look at the "control" relationship between any receiving shareholders and GPEC Holdings/NanoFlex. If any receiving shareholders that may fall under the definition of "affiliate," they may be deemed as "underwriters" in NanoFlex's registration statement. We believe only GPEC Holdings and certain affiliates of GPEC Holdings who have control over GPEC Holdings may be deemed as underwriters.

Comment #8:

8.	Please provide a legal analysis for registering the additional rounded shares

Response:
GPEC Holdings intends to revise the Distribution, where holders of one share of GPEC Holdings common stock will receive five shares of NanoFlex common stock, rounding down to the nearest whole share. Any remaining shares of NanoFlex common stock held by GPEC Holdings after the Distribution will be submitted to NanoFlex for cancellation.

We will revise the S-1 to reflect the above change.

Comment #9:

What are the federal income tax consequences of the Distribution . . ., page 12
Important Federal Income Tax Consequences, page 14

9.
We note disclosure that the Distribution may or may not be tax-free. Please revise to provide a firm conclusion regarding the tax consequences to security holders and remove the phrase “may or may not be tax-free”. Please note that when a registrant represents that a transaction is a taxable transaction, no opinion of counsel or accountant is required. If the Distribution is tax-free, please revise to disclose your tax opinion from counsel and provide the name of counsel providing the opinion and a consent. Please tell us whether counsel will issue a short-form or long-form opinion. We may have further comments after reviewing your response. See the Section III.A.2 of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response:
Staff Legal Bulletin No. 19 provides that tax opinions will be required in the registered offerings where “the tax consequences are material to an investor an a representation as to tax consequences is set forth in the filing” pursuant to Item 601(b)(8) of Regulation S-K  of the Securities Act.

Section III A.2. of Staff Legal Bulletin No. 19 further provides that "(i)nformation is "material" if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision...."

The shareholders of GPEC Holdings who are to receive shares of NanoFlex in the Distribution are not requested to vote or make an investment decision as to the Distribution. Therefore, the tax consequences of the Distribution are not material to the shareholders of GPEC Holdings, and we do not believe that the Company is required to disclose a tax opinion with respect to the tax consequences of the Distribution. We will however revise our disclosure to provide a firm conclusion regarding the tax consequences of the Distribution.

Comment #10:

Signatures, page II-4

10.
Please revise the second signature section to include the signature of your principal financial officer and your controller or principal accounting officer. We note that while you have included the signatures of your principal executive officer and principal financial and accounting officers on behalf of the company, you have not included their signatures in their individual capacity

Response:
We will revise the S-1 accordingly.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Robert J. Fasnacht
Name:	Robert J. Fasnacht
Title:	President and Chief Operating Officer

Encl.